PROVIDENCE RESOURCES, INC.

5300 BEE CAVES ROAD, BUILDING 1, SUITE 240

AUSTIN, TEXAS 78746

Telephone: (512) 970-2888

Facsimile: (512) 306-9383

October 7, 2008

Jennifer O’Brien

Division of Corporation Finance

100 F Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re: Providence Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed April 7, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2008

Filed August 14, 2008

Commission File No. 000-30377

Dear Ms. O’Brien:

Thank you for your comments dated September 24, 2008 to our submissions on Forms 10-K and 10-Q for Providence Resources, Inc. (“Company”) dated April 7, 2008 and August 14, 2008 respectively.

We write to request up to an additional ten days, until October 17, 2008, to respond to your comments and revise the affected submissions according to our responses. Our request is predicated on the timing of our receipt of the comment letter which we received after September 24, 2008 and the nature of comments received.

We thank you for your consideration of our request and respectfully ask that in the event that this extension request is not acceptable that such position is communicated to us as soon as is practicable at the following address, telephone number and fax number:

Ruairidh Campbell

     Orsa & Company

     600 Westwood Terrace

Austin, Texas 78746

     Telephone: (512) 462-3327

     Facsimile: (512) 462-3328

Otherwise, we intend to respond to your comments as quickly as possible within the extended time frame requested herein.

Yours faithfully,

/s/ Gilbert Burciaga

Gilbert Burciaga, Chief Executive Officer

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